PRESS RELEASE

Press Release No. 08-09

METALLICA RESOURCES SIGNS OPTION AGREEMENT FOR ANTOFAGASTA
MINERALS TO EARN 70% INTEREST IN RIO FIGUEROA PROJECT

June 16, 2008, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that its wholly owned subsidiary Minera Metallica Resources Chile Ltda. (Metallica) has entered into an agreement with Antofagasta Minerals S.A. (Antofagasta), a Chilean company and wholly owned subsidiary of Antofagasta PLC, whereby Antofagasta has the option to earn up to a 70% interest in Metallica’s Rio Figueroa copper-gold project. The Rio Figueroa project is currently 100% owned by Metallica and is located approximately 125 kilometers northeast of Metallica’s 30% owned El Morro project.

The agreement provides Antofagasta with the right to earn an initial 30% interest in the project by making a US$50,000 cash payment to Metallica upon signing and a firm commitment for cash purchase payments to Metallica totaling US$2.6 million by September 2, 2009. Metallica will in turn use the $2.6 million in cash payments to complete its option to purchase a 100% interest in the project from SCM Los Potrillos, an underlying property owner controlled by the Chilean National Mining Company (ENAMI). Upon completion of its option to earn a 30% interest, the project will be operated under a joint venture shareholder’s agreement between the companies. Antofagasta also has the option to earn an additional 20% interest in the project by completing US$7 million in exploration expenditures by June 5, 2012, two-thirds of which must be directed specifically toward exploration drilling activities which are to commence by June 5, 2009. Should Antofagasta elect not to exercise its option to earn a 50% interest, the project will be operated by both companies as a 30:70 joint venture with Metallica retaining the majority interest. Alternatively, upon completion of the second option, Antofagasta will hold a 50% interest in the project and an option to earn an additional 20% interest by completing a feasibility study for the project and making a final cash payment of US$5 million to Metallica by June 5, 2015. After earning a 70% interest, based on a positive feasibility study and a decision to develop the project to commercial production, Metallica may request Antofagasta to use its best efforts to arrange financing for the development program on a common projects financing basis, utilizing the project’s assets and future cash flows as security for financing. Should Antofagasta elect not to exercise its option to earn a 70% interest, the project will continue to be operated by both companies as a 50:50 joint venture.

The Rio Figueroa project is situated along a southern extension of the Domeyko fault system within the Eocene-Oligocene porphyry belt, host to some of the world’s largest copper deposits. Since acquiring the property in 2004, Metallica has invested approximately US$1 million in combined cash purchase option payments and land holding fees and an estimated US$3.15 million in direct exploration expenditures. The latter includes the completion of 56 drill holes totaling 14,344 meters, nearly two-thirds of which has been focused on the Cerro Matta target where drilling by Metallica has intercepted significant copper-gold mineralization over a zone measuring 400 meters wide by 500 meters long and at least 600 meters deep.

Among the significant drill intercepts received from Cerro Matta to date are 294 meters averaging 0.42% copper and 0.55 g/t gold from 314 to 608 meters in hole MDH-2, 422 meters averaging 0.24% copper and 0.28 g/t gold from 22 to 444 meters in hole MDH-8, and 158 meters averaging 0.37% copper and 0.56 g/t gold from 288 to 446 meters in hole MRC-15. Supporting ground magnetics and IP-Resitivity surveys over Cerro Matta and the surrounding area further suggest the Cerro Matta target represents the upper part of a larger porphyry copper-gold system that remains open to further exploration in at least three directions and at depth.

"We are very pleased Antofagasta Minerals has joined us to advance the Rio Figueroa project", stated Metallica’s President and CEO Richard Hall. "Antofagasta’s position as one of the world’s largest copper producers with major mining operations in Chile and an international focus that includes exploration programs in several other countries offers unparalleled experience and depth for the advancement of the Rio Figueroa project".

Actlabs Chile S.A. of Coquimbo, Chile has completed all of Metallica’s analytical work for the Rio Figueroa project to date. The analytical methods used for drill hole samples is geochemical analysis for copper and fire assay with atomic absorption finish for gold. A map showing drill hole locations and a table of drill hole location coordinates will be provided with a Material Change Report to be filed on SEDAR within 10 days of this press release. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of all exploration work performed by Metallica to date and the presentation of the information contained in this press release is Mr. Mark A. Petersen, Certified Professional Geologist – AIPG and Vice President of Exploration for Metallica Resources Inc.

Metallica Resources is a Canadian gold and silver producer. It currently has 96.5 million shares outstanding and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

For further information please contact:

Rhonda Bennetto
Director Investor Relations
303.640.3292
www.metal-res.com

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.